September 27, 2010

Barnes & Noble, Inc.

Definitive Additional Soliciting Materials filed on Schedule 14A

Filed September 16, 2010 and September 21, 2010

File No. 1-12302

Dear Ms. Campbell Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the letter dated September 24, 2010 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing a comment of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Commission (the “Staff”) on the definitive additional soliciting materials on Schedule 14A (the “Soliciting Materials”), filed by the Company with the Commission on September 16, 2010 and September 21, 2010.

For your convenience, the Staff’s comment has been reproduced below in bold and is followed by the Company’s response to such comment.

1.	We note your response to prior oral comments and the supplemental materials provided to the staff dated September 22, 2010. The materials provided do not appear to provide a sufficient basis for statements included in soliciting materials filed which reference the 20% digital trade book market share the company claims to have. Further, the materials did not appear to provide support for the assertion that the company is the #2 retailer of digital books worldwide. Please revise and file corrective disclosure or alternatively, provide further support for the statements regarding such market share positions. If additional supporting materials are provided to the staff, please clearly mark the relevant portions of the document that supports the assertion.

Attached as Appendices I–III to this letter is supplemental information in support of the market share and market position statements contained in the Soliciting Materials and identified by the Staff in the Comment Letter. The relevant portions of the supplemental information that support the market share and market position statements have been marked for the Staff’s convenience.

Statements that the Company has 20% market share of the digital trade book market

The Company respectfully advises the Staff that the Company has in the past several days received e-mail confirmation from senior executives at three of the top five publishers that the Company’s share of each such publisher’s eBook sales is 20% or greater. The Company also has in the past several days received e-mail confirmation from a senior executive at a fourth publisher in the top five publishers that the Company’s share of such publisher’s eBook sales is 17%, with such share currently increasing. As of the time of submission of this letter, the Company has not yet received a response from the fifth major publisher contacted by the Company.

Appendix I contains an excerpt from the Association of American Publishers’ (“AAP”) July 2010 eBook Sales Report (the “AAP Sales Report”). The AAP Sales Report states that through the first seven months of 2010, the fourteen publishers that supply results to the AAP’s monthly sales reports reported eBook sales of $219.5 million. During that same period, the Company’s eBook sales (by retail sales price) as reported in the Company’s books and records were approximately 20% of the eBook sales reported in the AAP Sales Report.

Appendix II contains a copy of a September 27, 2010 article from The Wall Street Journal entitled “Barnes & Noble Board Vote Nears.” The article states that: “. . . major publishers say that Barnes & Noble today controls 17% to 20% of the digital book market, and is continuing to gain share because of its ability to sell its Nook e-readers in its stores . . . .”

Statement that the Company is the #2 retailer of digital books worldwide

Appendix III contains a copy of an August 2, 2010 article published by CNET Reviews entitled “Amazon: We have 70-80 percent of e-book market.” The article contains portions of an interview David Carnoy of CNET conducted with Ian Freed, an Amazon.com vice president who is in charge of the Kindle e-reader. The article quotes Mr. Freed as stating that Amazon “is pretty sure we’re up to 70 to 80 percent of the [eBook] market.”

Based on Amazon’s public statements that it controls 70-80% of the eBook market and the Company’s 20% share of the eBook market, the Company respectfully submits that it is the number two retailer of digital books, trailing only Amazon in such market.

*      *      *

As requested by the Staff in the Comment Letter, attached hereto as Annex A is a written acknowledgement by the Company of certain matters.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Andrew R. Thompson

Andrew R. Thompson

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attachments

VIA EDGAR AND FEDERAL EXPRESS

Copy w/attachments to:

Mr. Joseph J. Lombardi

Chief Financial Officer

Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

Bradley A. Feuer, Esq.

Assistant General Counsel

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

ANNEX A

As requested by the Staff in the Comment Letter, in connection with the Soliciting Materials filed by the Company with the Commission on September 16, 2010 and September 21, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARNES & NOBLE, INC.,

by
/s/ Bradley A. Feuer
Name: Bradley A. Feuer
Title: Assistant General Counsel